Exhibit 99.7

UNITED UTILITIES PLC
28 JUNE 2005

We received a notification yesterday, from J. P. Morgan Chase & Co notifying of its interest as at 23 June 2005 in 33,895,453 ‘A’ shares in United Utilities PLC amounting to 10.95% of the issued ‘A’ share capital. Included within this holding is a holding of 29,039,285 ‘A’ shares by J.P. Morgan Securities Limited.

Furthermore, we have received a further notification today, from J. P. Morgan Chase & Co notifying of its interest as at 27 June 2005 in 34,066,611 ‘A’ shares in United Utilities PLC amounting to 11.01% of the issued ‘A’ share capital.

Registered holder	No. of A shares
J.P. Morgan Investment Management Inc	223,848
J.P. Morgan Investment Management Ltd	7,654
J.P. Morgan Securities Ltd	29,210,443
JF Asset Management (Taiwan) Ltd	89,000
JPMorgan Asset Management (UK) Ltd	4,073,375
JPMorgan Cazenove Holdings	462,291
Total	34,066,611

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United Utilities’ ordinary and ‘A’ shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.